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                 November 8, 2021

       James Robo
       Chairman of the Board, Chief Executive Officer and Director NEXTERA ENERGY PARTNERS, LP
       700 Universe Boulevard
       Juno Beach, Florida 33408-0420

                                                        Re: NEXTERA ENERGY
PARTNERS, LP
                                                            Registration
Statement on Form S-3
                                                            Filed November 1,
2021
                                                            File No. 333-260664

       Dear Mr. Robo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Thomas P. Giblin, Jr.